Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

April 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	John Cannarella

Karl Hiller

Christina Chalk

Karina Dorin

Laura Nicholson

Re:	Noble Finco Limited

Registration Statement on Form S-4, as amended

Filed April 5, 2022

File No. 333-261780

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Noble Finco Limited (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:00 p.m., Eastern Time, on April 8, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Sean Wheeler, Debbie Yee or Anne Peetz of Kirkland & Ellis LLP at (713) 836-3427, (713) 836-3630 or (713) 836-3711, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NOBLE FINCO LIMITED

By:	/s/ Robert W. Eifler
Name:	Robert W. Eifler
Title:	Chief Executive Officer and Director